DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/29/07
1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP a[ ] b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER 1,653,002
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 1,662,002
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 1662,002
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY ROW 11 5.78
14. TYPE OF REPORTING PERSON IA
Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Pioneer Tax Advantaged Balanced Trust ("PBF" or the "Issuer"). The principal executive offices of PBF are located at 60 State Street, Boston, MA 02109.
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.
During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws. Each of the above are United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the Issuer have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.
ITEM 4. PURPOSE OF TRANSACTION
The reporting persons believe the issuers shares are undervalued. The reporting persons have submitted the attached shareholder proposal for inclusion in managements proxy statement at the next meeting of shareholders (see exhibit 2).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report dated 5/31/07 there were 28,706,981 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,662,002 shares of PBF or 5.78% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.
c) During the past 60 days the following shares of PBF were purchased (there were no sales):

QuantityPrice ($)	Trade Date
2,200	14.77		7/13/2007
200	14.75		7/16/2007
1,500	14.6758		7/18/2007
300	14.6758		7/18/2007
200	14.6758		7/18/2007
400	14.6758		7/18/2007
100	14.6758		7/18/2007
900	14.6758		7/18/2007
400	14.6758	7/18/2007
3,100	14.72	7/20/2007
800	14.72	7/20/2007
900	14.72	7/20/2007
1,800	14.72	7/20/2007
600	14.72	7/20/2007
400	14.72	7/20/2007
200	14.72	7/20/2007
3,000	14.6	7/25/2007
4,000	14.295	7/26/2007
2,300	14.295	7/26/2007
900	14.295	7/26/2007
1,150	14.295	7/26/2007
900	14.295	7/26/2007
750	14.295	7/26/2007
5,000	14.3019	7/30/2007
5,000	14.3019	7/30/2007
5,000	14.3019	7/30/2007
8,700	14.09	8/6/2007
42,100	14.09	8/6/2007
5,000	14.09	8/6/2007
8,700	14.09	8/6/2007
28,000	14.09	8/6/2007
7,500	14.09	8/6/2007
152,000	14.0837	8/7/2007
23,600	14.0837	8/7/2007
28,000	14.0837	8/7/2007
103,000	14.0837	8/7/2007
6,775	13.8149	8/10/2007
16,735	13.8149	8/10/2007
2,880	13.8149	8/10/2007
22,950	13.8149	8/10/2007
5,920	13.8149	8/10/2007
4,740	13.8149	8/10/2007
3,500	13.75	8/13/2007
2,900	13.6885	8/14/2007
4,300	13.6885	8/14/2007
4,300	13.6885	8/14/2007
3,800	13.6885	8/14/2007
14,000	13.6885	8/14/2007
20,700	13.6885	8/14/2007
3,000	13.3528	8/15/2007
1,000	13.3528	8/15/2007
4,300	13.3528	8/15/2007
800	13.3528	8/15/2007
10,000	13.3528	8/15/2007
900	13.3528	8/15/2007
800	12.9525	8/16/2007
600	12.9525	8/16/2007
2,200	12.9525	8/16/2007
500	12.9525	8/16/2007
900	12.9525	8/16/2007
3,000	12.9525	8/16/2007
1,700	13.12	8/20/2007
6,200	13.68	8/24/2007
8,000	13.68	8/24/2007
41,800	13.68	8/24/2007
500	13.68	8/24/2007
8,000	13.68	8/24/2007
1,300	13.68	8/24/2007
8,000	13.68	8/24/2007
26,200	13.68	8/24/2007
2,600	13.7	8/27/2007
9,400	13.7	8/27/2007
12,900	13.7	8/27/2007
1,741	13.7	8/27/2007
3,300	13.7	8/27/2007
3,800	13.7	8/27/2007
5,000	13.65	8/28/2007
18,000	13.67	8/29/2007
14,600	13.67	8/29/2007
21,000	13.67	8/29/2007
9,715	13.67	8/29/2007
71,000	13.67	8/29/2007
83,000	13.67	8/29/2007
51,000	13.67	8/29/2007
10,000	13.67	8/29/2007





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
 None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement
Exhibit 2. Shareholder Proposal
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/7/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934,as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of PBF.

Dated: 9/7/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 2.
Shareholder Proposal
Full Value Partners L.P.
Park 80 West, Plaza Two
Saddle Brook, NJ 07663

Phone (201) 556-0092
Fax (201) 556-0097

August 17, 2007

Dorothy E. Bourassa
Secretary
Pioneer Tax Advantaged Balanced Trust
60 State Street
Boston, Massachusetts 02109

Dear Ms. Bourassa:

Full Value Partners L.P. is the beneficial owner of shares of Pioneer Tax Advantaged Balanced Trust (the "Trust") valued in excess of $2,000.00. We have held our shares for at least 12 months and intend to hold them through the next annual meeting. We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

RESOLVED: Pioneer Tax Advantaged Balanced Trust is requested to conduct a self-tender offer for all outstanding shares of the Trust at net asset value ("NAV"). If more than 50% of the Trust's outstanding shares are tendered, the tender offer should be cancelled and the Trust should be liquidated

Supporting Statement

At the June 2006 annual meeting, Western Investment's nominees were elected trustees on a platform to narrow the Trust's discount to NAV which Western called "unacceptable." We voted for Western's nominees and had high expectations that the Trust's discount would soon be eliminated.

Despite an increase in the Trust's monthly distribution, the Trust's shares have continued to trade at an "unacceptable" discount. As of August 16, 2007, the discount was more than 12%. Therefore, we believe it is appropriate to conduct a self-tender offer for all outstanding shares of the Trust to allow shareholders to receive full NAV for their shares. If a majority of the Trust's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Trust in its closed-end format. In that case, the tender offer should be cancelled and the Trust should be liquidated.

Very truly yours,

Andrew Dakos
Managing Member
Full Value Advisors L.L.C.
General Partner